5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

May 14, 2008

Via EDGAR and Facsimile Transmission:

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Stephen G. Krikorian, Accounting Branch Chief

Re:	Ebix, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008
File No. 000-15946

Dear Mr. Krikorian:

                Ebix, Inc. (the “Company, or “Ebix” or “we”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by the letter dated May 1, 2008 with respect to certain items in the Company’s Form 10-K for the fiscal year ended December 31, 2007.  This letter will respond to each of your comments in the order presented in your letter.  The Staff comments from the May 1, 2008 letter are reproduced below in bold-faced text followed by the Company’s respective responses.  A courtesy copy of the filing has been forwarded to Ms. Tangen via facsimile transmission at the number listed in your letter.  The Company welcomes the opportunity to address any Staff questions with respect to its periodic disclosure.

Form 10-K For the Year Ended December 31, 2007 Quarterly Financial Information (unaudited) pages 29 and 30

1.             Tell us how you determined that your presentation within this section meets the requirements of Item 302(A)(1) of Regulation S-K.  In this regard, we note the exclusion of gross profit from your tabular presentation.

                The Company determined it was a “smaller reporting company” subsequent to the effective date of SEC Release No. 33-8876.  As of June 30, 2007, the Company had a public float of less than $75 million and revenues of less than $50 million.  Pursuant to Item 302(c) of Regulation S-K, the Company, as a smaller reporting company, is not required to provide information required by Item 302 of Regulation S-K.  We provided the tabular presentation on page 29 of Form 10-K in order to supplement our disclosure and give investors better insight into the Company’s operations and financial condition.  The exclusion of gross profit was inadvertent.  Please see the below table for the Company’s determination of gross profit for its previous two fiscal years.  The Company will include such gross profit determination in all future filings in which it is required to provide any information pursuant to Item 302(a)(1) of Regulation S-K.

Gross Profit-unaudited (in thousands)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2007	$7,452	$8,098	$9,967	$10,213

Year Ended December 31, 2006	$4,319	$5,670	$5,816	$7,532

Note 7 - Income Taxes pages 50-53

2.             We note that in each of the last five years you reported net income, however, you continue to carry a valuation allowance for your deferred tax assets. Please explain the uncertainties surrounding your ability to use the deferred tax assets and the reasons for the continuance of the valuation allowance.  We also note that the primary reason for your 4% effective tax rate in 2007 was the change in the valuation allowance which appears to be driven, at this time, by net operating loss carryforwards.  Given that these carryforwards begin to expire in 2007, tell us what consideration has been given to discussing, in MD&A, your estimates of future taxable income and the sensitivity of those estimates to deviations of actual results.

In drafting the MD&A section of the 2007 Form 10-K, management took into consideration various factors regarding disclosing the sensitivity assessments of future estimated US taxable income and concluded that there was significant amount of uncertainty in regards to firstly profitability in its Company’s U.S. operations, and secondly in the quantitative determination of consolidated profit or loss.  As to U.S. operations, the Company has not had a consistent recent history of generating taxable income; specifically, in 2006 Ebix incurred a significant ($1.1 million) operating loss, as reported on its federal tax return, and at this time we are estimating that 2008 is likely to only be marginally profitable.  Consolidated net income is very sensitive to and dependant on several variable factors including the ability to successfully integrate recent significant acquisitions, the relative strength of the U.S. economy and the related strength or weakness of the U.S. dollar relative to other currencies, and finally the impact that each of these factors has on the Company’s revenue streams.  The deferred tax asset to which the Company has some uncertainty as to utilization primarily pertains to U.S. Federal net operating loss (“NOL’s”) carryforwards.  The Company has historically maintained a full valuation allowance in respect to these federal NOL’s carryforwards because the Company did not have sufficient positive evidence to support the generation of future taxable income.

The Company’s effective tax rate of 4% for 2007 was driven by two factors.  Firstly, $16.0 million of available NOL’s were used to partially offset taxable income.  Secondly, a net deferred tax asset of $215 thousand was recorded in regards to timing differences associated with certain expense and revenue items that are treated differently for the determination of book versus taxable income.  These items primarily relate to acquired intangible assets, installment sales, depreciation, and amortization.

Note 11 - Geographic Information, page 55

3.             We note from your discussion on pages 4, 5 and 39 that your professional and support services appear to include discrete product or service types.  Tell us the amount of revenue attributable to each revenue stream and what consideration was given to disclosing revenue by product group, pursuant to paragraph 37 of SFAS-131.  For example we note the following revenue streams disclosed in your filing: software development projects and associated fees for consulting, implementation, training and project management provided to the Company’s customers with installed systems, subscription and transaction fees related to services delivered on an application service provider (“ASP”) basis, fees for hosting software, fees for software license maintenance and registration, and business process outsourcing revenue.

                The Company only recently organized itself into divisions with which it could determine divisional or revenue streams for such separate groupings consistent with paragraph 37 of SFAS-131.  Prior to the Company’s recognition of such divisions in the fourth quarter of 2007, it would have been impracticable to disclose the Company’s revenue in such groupings.  Presented in tabular format below is the breakdown of revenue streams, as the Company has been able to determine to the best of its ability, for each divisional grouping for the previous three years.  We will continue to provide a breakdown of our revenue streams in future periodic filings pursuant to paragraph 37 of SFAS-131, so long as doing such remains practicable.

Breakdown of Revenue Streams (in thousands)

	Year-ended December 31,
Product/Service Group	2007	2006	2005
Carrier Systems	$17,272	$2,908	$—
Broker Systems	11,308	10,544	8,699
Data Exchanges	8,257	8,902	6,220
Business Process Outsourcing	1,099	—	—
Legacy Product Support	4,905	6,899	9,181
Total Revenue	$42,841	$29,253	$24,100

Note 14 - Convertible Debt. page 59

4.             With regard to the convertible debt issued on December 18, 2007, tell us how you considered whether the put option represents an embedded derivative requiring bifurcation. Please address paragraph 13 of SFAS 133 and DIG B-16 (61d-2) in your response.

The Company did consider whether the put option was an embedded derivative that needed to be bifurcated and accounted for separately in accordance with SFAS 133.  In this analysis the Company evaluated the nature of put option, which, upon a change in control of the Company, and if exercised would provide the holder a cash payment equal to 110% times the greater of  the then outstanding principal (plus accrued interest), or the listed average price of the Company’s common stock for the twenty days preceding the change in control multiplied by the number of common shares into which the note is then entitled to be converted, in relation to the host contract i.e. the convertible note issued on December 18, 2007. The Company reviewed and considered paragraphs 6, 12, 13, and 61 of SFAS 133 as well as DIG B-16 (61d-2).

The Company concluded that the put option and the “change in control” as discussed in SFAS 133 paragraph 61(d) with regards to the convertible debt do not warrant separate accounting under SFAS 133 because they are clearly and closely related to the economic characteristics of the host debt instrument and therefore should not be bifurcated and accounted for separately.   In the consideration of Statement 133 Implementation Issue No. B16, we noted that puts and calls that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be closely related to the debt host contract under paragraph 13 of SFAS 133.  Although (2) applies in that the put option is contingently exercisable and the put option is closely related to the debt instrument, the debt instrument does not meet (1) in that the price paid in the offering for the convertible debt was equivalent to their initial stated principal amount and thus does not result in a substantial premium or discount. Furthermore, the 2.5% per annum interest rate on the note is warranted due to the accompanying benefit to the holder that is inherent in the conversion feature and is not indicative of a substantial discount.

The Company acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments related to this filing, please contact the undersigned at (678)-281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and
Chief Executive Officer

cc: Robert Kerris